Aleafia Announces Results of Special Shareholders Meeting

Company to Immediately Pursue NASDAQ Application Final Stages

TORONTO, Dec. 06, 2018 -- Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia“) or (the “Company“), is announcing the results of today’s Special Meeting of Shareholders (“The Meeting”).

At the Meeting, Shareholders approved the ordinary resolution to permit certain amendments to the Company’s stock option plan (“Option Resolution”). Shareholders also endorsed an ordinary resolution to allow certain amendments to the Company’s restricted share unit plan (“Share Resolution”).

Shareholders also approved with a show of hands a special resolution (“Special Resolution”) authorizing the consolidation of the Company’s issued and outstanding common shares up to a maximum ratio of four (4) pre-consolidation commons shares to one (1) post-consolidation common shares.

Within the range indicated above, Aleafia’s Board after receiving TSX Venture Exchange approval, may pursue a consolidation. The Board may also decide, without further notice, not to pursue a share consolidation.

Descriptions of the Resolutions can be found in the Corporation’s management information circular on SEDAR.

“Asking shareholders to approve if necessary a range for a possible share consolidation will provide Aleafia the flexibility to adjust the number of shares to achieve the minimum bid price requirements to complete our NASDAQ listing process," said Aleafia CEO Geoffrey Benic. "Management will now immediately pursue the final stages of Aleafia’s NASDAQ application.”

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a vertically integrated, national cannabis company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019. Aleafia operates 22 medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world with significant intellectual property holdings and current R&D operations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.

The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.